  Exhibit 99.5

CERTIFICATE OF ABRIDGMENT

Section 2.20 of National Instrument 54-101

To:
British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
The Manitoba Securities Commission
Autorité des marches financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities, Newfoundland and Labrador

RE:
Annual General & Special Meeting of Shareholders of First Mining Gold Corp. (the “Corporation”) to be held on June 30, 2021 (the “Meeting”)

This certificate is given pursuant to Subsection 2.20(c) of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”).

In connection with the Meeting, I, Samir Patel, General Counsel & Corporate Secretary of the Corporation, do hereby certify for and on behalf of the Corporation and not in my personal capacity (and without personal liability), that to the best of my knowledge:

(a)
arrangements have been made to have the proxy-related materials for the Meeting delivered in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of the Instrument;

(b)
the Corporation has made arrangements to carry out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)
the Corporation is relying on Section 2.20(c) of the Instrument to abridge the time periods described by Sections 2.2(1) and 2.5(1) of the Instrument applicable to the Meeting.

DATED this 20th day of May, 2021.

FIRST MINING GOLD CORP.

By:	/s/ Samir Patel
Samir Patel
General Counsel & Corporate Secretary